SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 9 2015
WASH. D.C.
201

[redacted]

15025529

SECURITIES
Wa

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercury Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Fourth Street, Suite 200
(No. and Street)

San Rafael (City) CA (State) 94901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maia McGehee 415-454-4184
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Ste. 831 (Address) Houston (City) TX (State) 77084 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

KH 3/19

OATH OR AFFIRMATION

I, Maia McGehee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

KAREN MELCHERS
Commission # 1999724
Notary Public - California
Marin County
My Comm. Expires Dec 25, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercury Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2014

Contents

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
and Board of Directors
Mercury Securities, LLC

I have audited the accompanying statement of financial condition of Mercury Securities, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
February 24, 2015

Certified Public Accountant

Mercury Securities, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2014

ASSETS		
Current Assets		
Cash in Bank	$	15,421
Total Current Assets		15,421
TOTAL ASSETS		15,421
LIABILITIES & MEMBERS' CAPITAL		
Members' Capital		15,421
TOTAL LIABILITIES & MEMBERS' CAPITAL	$	15,421

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2014

Revenues		
Fee income	$	366,397
Fee reimbursement		16,309
Other income		1,606
Total revenues		384,312
Expenses		
Officer's salaries		30,000
Commissions		319,485
Fees & licenses		13,677
Professional fees		4,121
Rent		2,986
General and administrative		9,616
Total expenses		379,885
Net income	$	4,427

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2014

Operating activities		
Net income	$	4,427
Accounts receivable		130
Accounts payable		(135)
Prior period adjustment to retained earnings		2,986
Net cash provided by (used in) operating activities		7,418
Financing activities		
Net cash provided by (used in) financing activities		-
Net cash at beginning of period		8,012
Cash at end of period	$	15,420

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2014

Balance at December 31, 2013	$	8,008
Net income		4,427
Prior period adjustment		2,986
Balance at December 31, 2014	$	15,421

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2014

Balance at December 31, 2013	$	-
Increases (Decreases)		-
Balance at December 31, 2014	$	-

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2014

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Mercury Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mercury Securities, LLC (the "Company") was formed as a limited liability company in the State of California on March 14, 2005. The Company is registered as a broker-dealer with the Securities and Exchanges Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commissions from the sales of mutual fund shares, variable annuities and introduction fees. The Company operates under the exempted provisions of the Securities and Exchange Commission's Rule 15c3-3(k)(1).

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when service is rendered or remuneration earned.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.

During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in the of mutual funds and/or variable annuities, private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

NOTE B - COMMITMENTS AND CONTINGENCIES

Mercury Securities, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE C - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of these financial statements for items requiring recording or disclosure in these financial statements. The evaluation was performed through February 24, 2015, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Mercury Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital

Stockholder's equity	$	15,421
Non-allowable assets		-
Charges on securities positions		-
Net allowable capital	$	15,421

Computation of Net Capital Requirement

Net capital required as percentage of aggregate indebtedness	$	1,028
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		9,421

Computation of Aggregate Indebtedness

Total aggregate indebtedness	-
Percentage of aggregate indebtedness to net capital	-

Computation of Reconciliation of Net Capital

Net capital computed on FOCUS IIA as of December 31, 2014	$	15,421
Adjustments		
Increase (Decrease) in equity		-
(Increase) Decrease in non-allowable assets		-
(Increase) Decrease in Securities Haircuts		-
Net Capital per Audit	$	15,421
Reconciled Difference		-

Mercury Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of 15,421 which was $10,421 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule K1.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report that includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Mercury Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Mercury Securities, LLC
MEMBER FINRA
1299 FOURTH STREET, SUITE 200
SAN RAFAEL, CALIFORNIA
94901+3119
415+454+4184
FAX: 415+454+4195

February 24, 2015

Nathan Tuttle, CPA
14220 Park Row, Ste. 831
Houston, TX 77084

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief:

1. Mercury Securities, LLC claims exemption **15c3-3(k)(1)** from 15c3-3;
2. Mercury Securities, LLC has met the identified exemption from January 01, 2014 through December 31, 2014, without exception, unless, if applicable, as stated in number 3, below;
3. Mercury Securities, LLC has had no exceptions to report this fiscal year.

Regards,

[signature]

Maia McGehee
Managing Member
Mercury Securities, LLC

2/24/15
Date

NT Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

February 24, 2015

Maia McGehee
Mercury Securities, LLC
1299 Fourth Street
Suite 200
San Rafael, CA 94901-3119

Dear Ms. McGehee:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Mercury Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mercury Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) "limiting business to the distribution of mutual funds and/or variable life insurance or annuities. Mercury Securities, LLC will not hold customer funds or safe-keep customer securities." Mercury Securities, LLC stated that Mercury Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mercury Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mercury Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 24, 2015